Mail Stop 3561

November 8, 2005

By Facsimile and U.S. Mail

Mr. Paul S. Pressler
President and Chief Executive Officer
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

      Re: **The Gap, Inc.**
                Form 10-K for Fiscal Year Ended January 29, 2005
                Filed March 28, 2005
                File No. 1-7562
                Form 10-Q for Fiscal Quarter Ended July 30, 2005
                Filed September 1, 2005
                File No. 1-7562

Dear Mr. Pressler:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 29, 2005
Part IV, page 12
Item 15-Exhibits and Financial Statement Schedules, page 12
Report of Independent Registered Public Accounting Firm, page 40

1.   Electronic submissions are required to contain signatures in typed form rather than manual format. See Rule 302(a) of Regulation S-T. Please revise the report of your independent public accounting firm in future filings to include "/s/" to represent the electronic signature.

Consolidated Balance Sheets, page 42

2.   As of your balance sheet dates please tell us the amounts due from credit card, debit card and electronic benefit transfer transactions and where these amounts are classified in your consolidated balance sheets and statements of cash flow. Include a discussion of your accounting policy for these transactions and the applicable accounting guidance.

3.   Please tell us why you present a subtotal for cash and cash equivalents, short-term investments and restricted cash in your consolidated balance sheets. Include in your response why this is a meaningful segregation within the classification of current assets and if this is supportable by any authoritative accounting guidance. If after further consideration you decide to revise future annual and interim filings to exclude this subtotal, please state so in your response.

4.   Please advise or revise your future filings to include a disclosure listing the components of accrued expenses and other liabilities as of the dates of your consolidated balance sheets. Please provide us with an example of this revised disclosure in your response.

Notes to Consolidated Financial Statements, page 46
Note A: Summary of Significant Accounting Policies, page 46

5.   Please tell us how you determined key money is a non-amortized indefinite life intangible asset and include any applicable accounting pronouncements to support this accounting treatment. Also tell us if key money represents the rights to currently existing store leases or the right to enter into store leases in the future. Please address the term of the automatic renewal rights and also, tell us if the key money is refundable or non-refundable and the conditions that would cause the amounts to become refundable, if applicable. Tell us what consideration you gave to treating the key money payments as prepaid rent.

6.   In future filings please specifically address your accounting policies for catalog
        and direct response advertising within your advertising policy note. Please
        describe your policy including your basis for capitalization, management's
        assumptions for an expected life and tell us the amounts, if any, that remain on
        your consolidated balance sheets. Further, if you have capitalized costs, please
        advise and revise your future filings to disclose the amounts reported as assets in
        each balance sheet. In your response please show us what your disclosure will
        look like revised.

7.   We note the GapCard cardholders receive discounts and rewards in exchange for
        a prescribed amount of purchases. Please tell us how you account for the existing
        discounts and reward arrangements and include any applicable accounting
        guidance to support your accounting treatment. Tell us where you classify the
        costs for these arrangements in your consolidated income statements and how
        much cost you recognized in each of the three fiscal years ended 2004. Also tell
        us if management makes any subjective estimates to allocate the cost of honoring
        unearned discounts or rewards and the basis for developing these estimates.

8.   Tell us the amount of finance charges recognized on credit sales in fiscal years
        2004, 2003 and 2002. Please advise or revise your future filings to include the
        disclosure required by SAB Topic 8.B., if applicable. In your response please
        show us what your disclosure will look like revised.

Note M: Segment Information, page 63

9.   Please tell us how you identify product categories for retail and online stores or
        alternatively, tell us why it is impracticable to do so. For product categories that
        can be identified you are required to disclose the amount or percentage of net
        sales contributed by each category that accounted for 10% or more of
        consolidated revenue in any of the last three years as required by Item 101(c)(i) of
        Regulation S-K. You are also required to disclose revenues for each product
        category in the notes to your financial statements as required by paragraph 37 of
        SFAS 131. Please advise or revise your disclosures to include the net sales in
        both dollar value and as a percentage to consolidated net sales for each identified
        product category in the three fiscal years ended 2004. In your response please
        show us what your disclosure will look like revised.

Form 10-Q for Fiscal Quarter Ended July 30, 2005
Other Operating Charges, page 11

10.   Please explain the variance between the $69 million change in provision for sublease loss reserves and the $58 million reversal related to vacant properties. If the variance represents adjustments in addition to the $58 million reversal, please tell us the underlying reasons for each separate adjustment within the overall sublease loss reserve. See paragraph 20.b.(2) of SFAS No. 146.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief